[LETTERHEAD OF CADWALADER, WICKERSHAM & TAFT LLP]



April 28, 2006

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 35-61
Washington, D.C.  20549-4631

Attention: John Stickel, Attorney Advisor
           Susan Block, Attorney Advisor

Re: Greenwich Capital Commercial Funding Corp. (the "Depositor") Registration Statement on Form S-3 Filed January 31 2006 and first amended March 30, 2006 and as further amended April 28, 2006 File No. 333-131400
      --------------------------------------------------------------------------

Ladies and Gentlemen:

This letter is being sent to you on behalf of the Depositor in response to your comment letter dated April 25, 2006. Each heading and numbered response below corresponds to the same heading and numbered comment in your letter (which we have repeated in italics for ease of reference). References to "Registration Statement" refer to the initial filing of the Registration Statement made on January 31, 2006, references to "Am. No. 1" refer to Pre-Effective Amendment No. 1 to the Registration Statement, filed on March 30, 2006 and references to "Am. No. 2" refer to Pre-Effective Amendment No. 2 to the Registration Statement, filed on the date of this letter.

General
-------

1. We reissue our prior comment 1. We note that you have "reasonable grounds to believe that the depositor and each issuing entity established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class, but please provide confirmation of the same

      The Depositor confirms that the Depositor and each issuing entity established by it has been current and timely with Exchange Act reporting during the last twelve months with respect to asset backed securities involving the same asset class. Within the last twelve months, no affiliate of the Depositor has offered a class of asset-backed securities of the same asset class as this offering.

Securities and Exchange Commission
April 28, 2006


2. We note your response to our prior comment 3 and reissue the comment. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown and not within 15 days after the closing.

      The Depositor intends to file legality and tax opinions, substantially similar in form to the legality and tax opinions filed with the Registration Statement, on the closing date of each issuance of securities under the Registration Statement.

3. We note your response to our prior comment 6. Please confirm that you will delete the disclaimer of liability if a servicer is an affiliate of the issuer or underwriters.

      The language in question on page S-162 of Am. No. 1 (now on page S-131 of Am. No. 2) reflects the contract liability provided for under the pooling and servicing agreement for situations where the servicers or the trustee rely on information provided by a third party. The Depositor does not believe that this language is a disclaimer of any disclosure information provided under the Securities Act or the Exchange Act. We have added language to this paragraph to clarify that it reflects the provisions of the pooling and servicing agreement.

Annex A-3
---------

4. Please also include bracketed disclosure indicating that you will provide net operating income and net cash flow information, as well as the components of net operating income and net cash flow, for each mortgaged property. Refer to Item 1111(b)(9)(i)(B) of Regulation AB..

      The Depositor has added items to Annex A-3 reflecting the inclusion of net operating income and net cash flow information, as well as the components of net operating income and net cash flow, for each mortgaged property.

Securities and Exchange Commission
April 28, 2006


Base Prospectus
---------------

Substitution, Acquisition and Removal of Mortgage Assets, page 7
----------------------------------------------------------------

5. We note the disclosure that a certificate-holder may exchange the certificates it holds for one or more of the mortgage loans or mortgage-backed securities constituting part of the mortgage pool underlying those certificates. Please provide us an analysis of these exchange rights under the 1940 Act.

      An issuer relying on Rule 3a-7 may not issue redeemable securities. A "Redeemable Security" is defined as "any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive its proportionate share of the issuer's current net assets, or the cash equivalent thereof."

      The Depositor believes that the provisions on page 9 under "Substitution, Acquisition and Removal of Mortgage Assets" do not cause any class of certificates to constitute "redeemable securities." Such provisions will generally permit an exchange of the non-public classes of certificates for the mortgage loans only under the limited circumstances that (i) all of the public, investment grade certificates (which typically have an initial principal balance equal to 90% or more of the principal balance of the loans in the transaction) are no longer outstanding, and (ii) the non-public classes of certificates are owned by a single holder or unanimously voted. Accordingly, there is no class of certificates as to which the holder may receive the net assets at any time "upon presentation to the issuer," but rather, during the limited time period when no public or investment grade certificates are outstanding (at which point the mortgage loans will have been reduced to less than 10% of their initial balance), and in the limited circumstance that all the non-public certificates are owned by a single holder or unanimously voted, such non-public certificates may be exchanged for the mortgage loans.

Mortgage Backed Securities, page 65
-----------------------------------

6. Please tell us how you can publicly resell the mortgage participation without registration.

      The Depositor has removed the reference to the mortgage participations on page 65 of the Base Prospectus.

Credit Support, page 68
-----------------------

7. Please indicate that credit derivatives are limited to interest rate and currency swaps or explain to us how another type of derivative meets the definition of an asset-backed security.

      The Depositor has removed all references to credit derivatives from the Base Prospectus.

Description of Credit Support, page 106
---------------------------------------

8. Refer to the second bullet point. Please delete "or similar agreements or instruments." All anticipated forms of credit support should be described in the base prospectus..

      The Depositor has removed the language referring to similar agreements or instruments from the Base Prospectus.

Credit Derivatives, page 108
----------------------------

9. Please delete credit default swaps and total return swaps. Swaps should be limited to interest rate and currency swaps or tell us how other anticipated swaps would meet the definition of an asset-backed security. Please refer to the discussion at Section II.A.2 of the Regulation AB Adopting Release (Release Nos. 33-8518; 34-50905) and footnote 68..

      The Depositor has removed the language referring to credit default swaps and total return swaps from the Base Prospectus.



Very truly yours,

/s/ Anna Glick


Anna Glick